Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE


                             VODAVI TECHNOLOGY, INC.
               ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

     Phoenix, Arizona, June 10, 2003 - Vodavi Technology, Inc. (NASDAQ: VTEK) announced today the preliminary results of its self-tender offer, which expired at 5:00 p.m., MDT (Denver time), on Monday, June 9, 2003. Vodavi commenced the tender offer on May 9, 2003 to purchase up to 1,000,000 shares of its common stock at a price of $2.40 per share, net to the seller in cash, without interest.

     Based on a preliminary count by the depositary for the tender offer, Vodavi expects to purchase 829,199 shares at $2.40 per share. The actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares will be announced promptly following completion of the verification process. Payment for shares accepted and return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered. After completion of the tender offer, Vodavi will have approximately 3,521,000 shares of common stock outstanding.

ABOUT VODAVI

     Vodavi Technology, Inc. is headquartered in Phoenix, Arizona. The Company designs, develops, markets, and supports a broad range of business telecommunications solutions. Vodavi products include digital telecommunications systems, computer telephony products, and voice-processing systems including voice mail, fax mail, and Internet messaging for a wide variety of commercial applications.

     Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Certain of these risk factors and other considerations are detailed from time to time in Vodavi's reports on file with the Securities and Exchange Commission, including Vodavi's Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended March 31, 2003. Vodavi disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


Contact:
     Vodavi Technology, Inc.
     David A. Husband
     Chief Financial Officer
     480-443-6000
     www.vodavi.com